K•Swiss Inc.
31248 Oak Crest Drive
Westlake Village, California  91361

May 1, 2013

VIA EDGAR

U.S.Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           K•Swiss Inc. (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-37895)

Ladies and Gentleman,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-37895), that was initially filed with the Commission on October 15, 1997, and amended on October 17, 1997 (the “Registration Statement”).

As a result of the successful completion of the merger of Ian Acquisition Sub, Inc., an indirect wholly-owned subsidiary of E-Land World Limited (“E-Land”), with and into the Registrant, with the Registrant surviving as an indirect wholly-owned subsidiary of E-Land, the Registrant has determined that it is in the best interest to withdraw the Registration Statement at this time.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded.

If you have any questions with respect to this matter, please contact me at (818) 706-5100. Thank you for your assistance with this matter.

[Signature Page Follows]

Very truly yours,

K•Swiss Inc.

By:  /s/ Byeng Gweon Kim
Name:  Byeng Gweon Kim
Title:  Chairman